Nintendo®
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
JAPAN
Phone: 81-75-662-9614
Fax: 81-75-662-9544

July 1, 2004

By International Courier
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N. W. (Mail Stop 3-2)
Washington, D.C. 20549

Re: Nintendo Co., Ltd.
Materials pursuant to Rule 12g3-2(b) Exemption
File Number 82-2544

Dear Ladies and Gentlemen:

Enclosed please find the following documents of Nintendo Co., Ltd. pursuant to Rule 12g3-2(b) of the Exchange Act.

- Notice of Resolutions of General Meeting of Shareholders (Summary Translation dated June 29, 2004)
- Annual Business Report to Shareholders (Summary Translation)
- Balance Sheet and Income Statement (Summary Translation)
- Annual Securities Report (Summary Translation dated June 30, 2004)

In the event of any questions or requests for additional information, please do not hesitate to contact the undersigned at 011-81-75-662-9614, Andrew Bor of Perkins Coie LLP at (206) 359-8577 or Yung Tan of Perkins Coie LLP at (206)359-6244.

Very truly yours,
NINTENDO CO., LTD.

Kenichi Sugimoto
Enclosure

June 29, 2004

Dear Shareholders:

The 64th Annual General Meeting of Shareholders

We are pleased to inform you that at the 64th Annual General Meeting of Shareholders of Nintendo Co., Ltd. (the "Company") held today, a report was given, and resolutions passed, as follows.

※※※※※※※※※※※※※※※※※

— Matters Reported Upon:

The business report, balance sheet and statement of income with respect to the 64th fiscal period from April 1, 2003 to March 31, 2004

— Matters Acted Upon:

Proposal No. 1: To approve the proposed appropriation of profits with respect to the 64th fiscal period

Approved as proposed. A cash dividend distribution is to be made at the rate of 70 yen per share.

Proposal No. 2: To amend partly the articles of incorporation

Approved as proposed. A new provision regarding Purchase of Own Shares has been enacted.

New provision	Original provision
(Purchase of Own Shares) Article 6. Conforming to the provisions of the Commercial Code Article 211. 3. Provision 1. No.2 the Company is allowed to purchase its own shares pursuant to a resolution of Board of Directors.	(Newly introduced as shown on the rights)
Article 7 ~ Article 36 (as Original)	Article 6 ~ Article 35 (the provisions are omitted)

Proposal No. 3: To elect twelve directors

The current members of the Board, Messrs. Atsushi Asada, Satoru Iwata, Yoshihiro Mori, Shinji Hatano, Genyo Takeda, Shigeru Miyamoto, Masaharu Matsumoto, Nobuo Nagai, Eiichi Suzuki, Kazuo Kawahara, Tatsumi Kimishima and Hiroshi Yamauchi were re-elected to the Board of Directors.

Proposal No. 4: To elect two corporate auditors

Mr. Yoshiro Kitano was re-elected and Mr. Minoru Ueda was newly elected as corporate auditors.

Proposal No. 5: To grant retirements allowance to retiring director and a retiring corporate auditor for their meritorious service

Retirement allowances were approved and granted to a retiring director Mr. Akira Iijima and a retiring corporate auditor Mr. Takayasu Kojima for their meritorious service during the term within a specified range according to the Company's standards. The decisions as to the exact amounts to be granted and the time and the method of payment were entrusted to Board of Directors and Board of Corporate Auditors respectively.

* *

○ At the Board of Directors meeting held after the 64th Annual General Meeting of Shareholders, Representative Directors were selected and appointed as follows and took office respectively.

Chairman: Atsushi Asada
President: Satoru Iwata
Senior Managing Director: Yoshihiro Mori
Senior Managing Director: Shinji Hatano
Senior Managing Director: Genyo Takeda
Senior Managing Director: Shigeru Miyamoto
Senior Managing Director: Nobuo Nagai

○ After the 64th Annual General Meeting of Shareholders, the following full-time auditors were elected by mutual vote and took office.

Corporate Auditor: Ichiro Nakaji
Corporate Auditor: Minoru Ueda

Sincerely yours,

Satoru Iwata
President
Nintendo Co., Ltd.
11-1 Kamitoba Hokotate-cho
Minami-ku, Kyoto 601-8501
Japan

(Summary Translation)
File No. 82-2544

ANNUAL BUSINESS REPORT TO SHAREHOLDERS

FOR FISCAL YEAR ENDED MARCH 31, 2004

Nintendo Co., Ltd.

(Summary Translation)
File No. 82-2544

COMPANY PROFILE (As of June 29, 2004)

Name of the Company:	Nintendo Co., Ltd.
Date of Company Founding:	September 23, 1889
Date of Establishment:	November 20, 1947
Number of Shares Authorized:	400,000,000 shares
Number of Shares Outstanding:	141,669,000 shares
Capital Stock:	10,065,400,000 yen
Head Office:	11-1 Kamitoba hokotate-cho, Minami-ku, Kyoto 601-8501, Japan Tel: 075-662-9600
Domestic Office Locations:	Tokyo, Osaka, Nagoya, Okayama, Sapporo
Principal Subsidiaries:	Nintendo of America Inc. (United States of America) Nintendo of Europe GmbH (Germany) Nintendo France S.A.R.L. (France) Nintendo Benelux B.V. (The Netherlands) Nintendo Australia Pty. Ltd. (Australia)

1. OVERVIEW OF OPERATIONS – APRIL 1, 2003 THROUGH MARCH 31, 2004

(1) Review of Operations

During the fiscal year ended March 31, 2004, the Japanese economy began to show indications of an upturn. Steady exports to the United States and China contributed to the improvement in corporate revenue and increase in capital investments. As for consumer spending, despite an overall lack of momentum, there was strong demand for digital home electric appliances. Relating to overseas economies, in the wake of the conflict in Iraq, the U.S. economy continued to expand steadily due to major tax cuts, low interest rates, and steady consumer spending resulting in part from the recovery of stock prices. In Europe, the appreciated Euro and record high temperatures throughout the continent last summer caused a temporary economic downward trend. Although, since the beginning of 2004, the economy gradually started to turnaround as production began to pick up in response to worldwide economic recovery.

In the video game industry, while hardware pricing competitions continue to take place globally, software unit sales in the domestic market continued to show a tendency to decline. Furthermore, the U.S. market, which maintained a high growth rate throughout the past, began to show signs of a slowdown, leaving the business environment in a crucial situation.

Under such circumstances, Nintendo has focused on expanding sales of its home entertainment console NINTENDO GAMECUBE, while introducing new gaming ideas under the theme "connectivity and integration" with its handheld system GAME BOY ADVANCE, as well as developing fascinating software that can be enjoyed by anyone around the world regardless of age, sex, or cultural background.

As a result, net sales for the fiscal year ended March 31, 2004 were 360.9 billion yen, including export sales of 229.4 billion yen, which accounted for 63.6% of total sales. Income before income taxes and extraordinary items was 31.6 billion yen resulting from revaluation of foreign currency assets inflicting 69.7 billion yen in foreign exchange loss. Net income was 16.0 billion yen.

With respect to sales by business category, for GAME BOY ADVANCE related products in the electronic entertainment products division, the GAME BOY ADVANCE software titles "Super Mario Advance 4" and "Donkey Kong Country" were appreciated by a wide range of users and sold more than a million copies each this period. "Pokémon Ruby/Sapphire" which were released in Europe last July following their release in the United States and Japan, sold more than 6 million copies worldwide during the previous period and has surpassed the 6 million mark in worldwide unit sales this period as well. In Japan, "Pokémon Fire Red/Leaf Green", which provide a whole new gaming experience through wireless communication only available on handheld consoles, and the "FAMICOM MINI" series, which enables users to enjoy FAMICOM software on the GAME BOY ADVANCE, selling more than a million copies soon after launch, both became sensations. As a result, hardware sold excellently worldwide, particularly GAME BOY ADVANCE SP, which was

released last spring.

As for NINTENDO GAMECUBE related products, despite facing a crucial situation in the first half of the period, steady sales were reported as a result of the markdown initiated on hardware worldwide since last September and the launch of various titles during the Christmas shopping season where demand is expected to be at its highest, including latest titles from popular franchises such as "Mario Kart: Double Dash!!" and "Mario Party 5", "Pokémon Colosseum", which offers players to experience vigorous battles with Pokémon they have nurtured in exclusive GAME BOY ADVANCE "Pokémon" titles, and "Donkey Konga", a family oriented rhythm action game that is played with "Taru-Konga" (an instrument style game controller).

In total, net sales in the electronic entertainment products division were 359.3 billion yen, while sales in the other products division (playing cards, karuta, etc.) were 1.6 billion yen.

(2) Financing and Capital Spending

There were no significant financing transactions or capital expenditures during the fiscal year ended March 31, 2004. Total capital spending was 1.6 billion yen; primary investment was for R&D facilities.

(3) Future Prospects

In the future video game industry, it is likely that software development dependant on advancements in audio-visual technology will no longer be a key element in creating new and exciting video game software that mesmerizes people around the world.

Under such circumstances, Nintendo will continue to focus on developing software that can be enjoyed by a broad audience. In addition, aiming for a launch by the end of the year, development is underway for a new handheld device equipped with two LCD screens, two CPUs, multi-protocol wireless communication, touch screen, and voice recognition. "NINTENDO DS" (tentative) holds a completely different conception which will provide an unprecedented interactive entertainment experience that cannot be matched by existing systems. Furthermore, "club.nintendo", an online membership site introduced in Japan last October, with many users already signed up, will be actively utilized alongside elaborate sales promotion activities to develop our business operations.

Your continued support and cooperation is appreciated.

(4) Trends of Financial Highlights

Years ended March 31, 2001, 2002, 2003, and 2004

Nintendo Co., Ltd. and Consolidated Subsidiaries (Numbers in parentheses are non-consolidated)

	2001	2002	2003	2004
Net sales (Millions of Yen)	462,502 (351,066)	554,886 (447,101)	504,135 (482,162)	514,805 (360,961)
Operating income (Millions of Yen)	84,697 (50,741)	119,151 (65,033)	100,120 (85,578)	107,683 (92,533)
Recurring profit (Millions of Yen)	192,247 (164,533)	186,618 (144,788)	95,040 (97,969)	50,140 (31,694)
Net income (Millions of Yen)	96,603 (86,777)	106,444 (80,323)	67,267 (61,157)	33,194 (16,020)
Total assets (Millions of Yen)	1,068,568 (947,921)	1,156,715 (1,026,478)	1,085,519 (967,349)	1,010,031 (892,960)

2. CORPORATE PROFILE (As of March 31, 2004)

(1) Main Business

Nintendo manufactures and distributes electronic entertainment products and other products as a major business. Principal products classified by division are as follows.

- Electronic entertainment products division
  GAME BOY, NINTENDO GAMECUBE
- Other products division
  Playing Cards, Karuta, etc.

(2) Common Stock Information

① Number of shares authorized: 400,000,000

② Number of shares outstanding: 141,669,000

③ Number of shareholders: 22,557

④ Major shareholders

Shareholder's Name	Number of Shares (in hundreds)	Ratio (%)	Number of Shares Owned by Nintendo (in thousands)	Ratio (%)
Hiroshi Yamauchi	141,700	10.61	-	-
Japan Trustee Services Bank, Ltd. (Trust account)	98,053	7.34	-	-
The Chase Manhattan Bank NA London	89,491	6.70	-	-
The Bank of Kyoto, Ltd.	66,769	5.00	4,542	1.38
The Master Trust Bank of Japan, Ltd. (Trust account)	58,397	4.37	-	-
The Bank of Tokyo-Mitsubishi, Ltd.	57,574	4.31	-	-
The Master Trust Bank of Japan, Ltd. (Retirement benefit trust (UFJ Bank account))	47,647	3.57	-	-

Notes: 1. The Company holds 79,845 hundred treasury stocks but is excluded from the above "Major shareholders".

2. The Company holds 887.69 stocks (0.01%) of Mitsubishi Tokyo Financial Group common stock; a complete parent company of Bank of Tokyo Mitsubishi.

3. UFJ Bank which is the trustor of The Master Trust Bank of Japan, Ltd. has reserved appointing rights concerning voting rights. In addition, the Company holds 2,529.33 stocks (0.05%) of UFJ Holdings common stock; a complete parent company of UFJ Bank.

⑤ Ownership of shares (by type of owner)

Classification	Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
Individuals etc.	21,194	93.96	22,153,126	15.64
Financial institutions	134	0.59	50,001,886	35.29
Other domestic corporations	578	2.56	3,845,860	2.71
Foreigners	615	2.73	55,733,388	39.34
Securities corporations	35	0.16	1,950,185	1.38
Treasury stocks	1	0.00	7,984,555	5.64
Total	22,557	100.00	141,669,000	100.00

⑥ Ownership of shares (by number of shares)

Stratification		Number of Shareholders	Ratio (%)	Number of Shares	Ratio (%)
1-	99	1,695	7.52	75,547	0.05
100-	499	16,635	73.75	2,539,498	1.79
500-	999	1,692	7.50	1,031,974	0.73
1,000-	4,999	1,844	8.17	3,275,555	2.31
5,000-	9,999	242	1.07	1,638,469	1.16
10,000-	99,999	329	1.46	9,407,906	6.64
100,000-	999,999	97	0.43	30,450,853	21.50
over	1,000,000	23	0.10	93,249,198	65.82
Total		22,557	100.00	141,669,000	100.00

(3) Employees

Consolidated Employees	2,985
Non-consolidated Employees	1,223

(4) Information about the Company's group

① Principal subsidiaries

Name of the Company	Capital stock	Percentage owned by the Company	Major Business
Nintendo of America Inc.	110,000 (thousands of US$)	100%	Distribution of electronic entertainment products, etc.
Nintendo of Europe GmbH	30,000 (thousands of €)	100%	Distribution of electronic entertainment products
Nintendo France S.A.R.L.	78,000 (thousands of €)	100%	Distribution of electronic entertainment products

② Scope of consolidation and equity method application

During the fiscal year ended March 2004, no subsidiaries were newly added nor were excluded from consolidation. Accordingly, 19 subsidiaries are included within the scope of consolidation.

Furthermore, during the fiscal year ended March 2004, 1 affiliate was newly added and 1 was excluded from the scope of equity method applied affiliates. Accordingly, 8 subsidiaries/affiliates are included within the scope of equity method applied affiliates.

③ Main technical tie-ups

The Company has tie ups with Matsushita Electric Industrial Co., Ltd., International Business Machines Corporation, and ATI Technologies Inc. for NINTENDO GAMECUBE.

(Summary Translation)
File No. 82-2544

3. CONSOLIDATED BALANCE SHEET (As of March 31, 2004)

Yen in millions

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	890,761	Current liabilities:	113,246
Cash & cash equivalents	767,270	Notes and trade accounts payable	57,945
Notes and trade accounts receivable	28,493	Accrued income taxes	11,165
Marketable securities	17,375	Reserve for bonuses	1,712
Inventories	30,955	Other current liabilities	42,423
Deferred income taxes	24,911		
Other current assets	24,784	Non-current liabilities	6,304
Allowance for doubtful accounts	- 3,028		
		Non-current accounts payable	602
Fixed assets:	119,269	Reserve for employee retirement and severance benefits	3,992
(Property, plant & equipment)	(55,084)	Reserve for directors retirement and severance benefits	1,709
Buildings & structures	19,918		
Machinery, equipment & automobiles	1,292		
Furniture & fixtures	1,948	Total liabilities	119,550
Land	31,925		
(Intangible assets)	(245)	Minority interests	232
(Investments & other assets)	(63,939)	Shareholders' equity	
Investments in securities	53,866		
Deferred income taxes	9,189	Capital stock	10,065
Other assets	926	Additional paid-in capital	11,584
Allowance for doubtful accounts	- 43	Retained earnings	964,524
		Unrealized gains on other securities	6,650
		Translation adjustments	- 15,677
		Treasury stock, at cost	- 86,898
		Total shareholders' equity	890,247
Total	1,010,031	Total	1,010,031

4. CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2004)

Yen in millions

Description	Amount
Net sales	514,805
Cost of sales	307,233
Gross margin	207,572
Selling, general & administrative expenses	99,888
Operating income	107,683
Other income	11,391
Interest income	8,999
Other	2,391
Other expenses	68,934
Sales discount	396
Foreign exchange loss	67,876
Other	661
Recurring profit	50,140
Extraordinary income	3,499
Extraordinary losses	674
Income before income taxes	52,965
Provision for income taxes and enterprise tax	12,298
Income taxes deferred	7,393
Minority interests	79
Net income	33,194

5. CONSOLIDATED STATEMENT OF SURPLUS (Year ended March 31, 2004)

Yen in millions

Description	Amount
(Additional paid-in capital)	
Additional paid-in capital – Beginning	11,584
Additional paid in capital – Ending	11,584
(Retained earnings)	
Retained earnings – Beginning	950,262
Total increase	33,194
Total decrease	18,932
Retained earnings – Ending	964,524

6. SUMMARY OF CONSOLIDATED STATEMENT OF CASH FLOWS (Year ended March 31, 2004)

Yen in millions

Description	Amount
Cash flows from operating activities	120,072
Cash flows from investing activities	- 67,025
Cash flows from financing activities	- 24,088
Effect of exchange rate changes on cash and cash equivalents	- 57,444
Cash and cash equivalents – Beginning	748,600
Cash and cash equivalents – Ending	720,114

7. NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2004)

Yen in millions

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	748,664	Current liabilities:	86,345
Cash & cash equivalents	662,944	Notes payable	4,868
Notes receivable	562	Trade accounts payable	51,644
Trade accounts receivable	33,631	Other accounts payable	8,934
Finished products	10,456	Accrued income taxes	4,123
Raw materials	2,560	Advances received	542
Unfinished products	135	Reserve for bonuses	1,712
Supplies	88	Other current liabilities	14,520
Deferred income taxes	16,965		
Other current assets	21,374	Non-current liabilities	3,784
Allowance for doubtful accounts	- 56		
		Non-current accounts payable	602
Fixed assets:	144,295	Reserve for employee retirement and severance benefits	1,472
(Property, plant & equipment)	(40,925)	Reserve for directors retirement and severance benefits	1,709
Buildings	14,294		
Structures	413		
Machinery & equipment	78	Total liabilities	90,129
Automobiles	31		
Furniture & fixtures	857		
Land	25,249	Shareholders' equity	
(Intangible assets)	(170)	Capital stock	10,065
Software	164	Additional paid-in capital	11,584
Other intangible assets	6	Capital reserve	11,584
		Retained earnings	861,429
(Investments & other assets)	(103,199)	Legal reserve	2,516
Investments in securities	51,600	Optional reserve	660,049
Equity in affiliates	29,369	Special reserve	49
Investments in affiliates	10,419	General reserve	660,000
Non-current receivable	3,374	Unappropriated	198,864
Deferred income taxes	10,989	Unrealized gains on other securities	6,650
Other assets	780	Treasury stock, at cost	- 86,898
Allowance for doubtful accounts	- 3,334		
		Total shareholders' equity	802,830
Total	892,960	Total	892,960

Notes: 1. Receivables and payables to subsidiaries

Short-term receivables from subsidiaries:	32,189 million yen
Long-term receivables from subsidiaries:	3,291 million yen
Short-term payables to subsidiaries:	1,249 million yen

2. Accumulated depreciation: 23,540 million yen

3. Guarantee obligation: 462 million yen

4. Total amount of assets stipulated in Commercial Code, Enforcement Rule Article 124, Provision 3: 6,502 million yen

8. NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2004)

Yen in millions

Description	Amount	
Net sales		360,961
Cost of sales		227,826
Gross margin		133,134
Selling, general & administrative expenses		40,601
Operating income		92,533
Other income		
Interest income	8,098	
Dividend income	514	
Other	1,065	9,678
Other expenses		
Sales discount	410	
Foreign exchange loss	69,718	
Other	388	70,517
Recurring profit		31,694
Extraordinary income		
Reversal of allowance for doubtful accounts	2,045	
Reversal of unrealized loss on investments in securities	63	
Gains on sales of fixed assets	2	2,110
Extraordinary losses		
Loss on disposal of fixed assets	65	
Unrealized loss on investments in securities	573	
Unrealized loss on investments in affiliates	5,196	5,835
Income before income taxes		27,968
Provision for income taxes and enterprise tax	6,095	
Income taxes deferred	5,853	11,948
Net income		16,020
Gains carried over from previous period		192,202
Loss on disposal of treasury stock		0
Interim dividend		9,358
Unappropriated retained earnings		198,864

Notes: 1. Transactions with subsidiaries

Sales: 226,387 million yen

Purchases: 6,127 million yen

Turnover with subsidiaries other than sales and purchases: 1,001 million yen

2. Net income per share for the period: 118.52 yen

(from April 1, 2003 to March 31, 2004)

9. APPROPRIATION OF PROFITS (Year ended March 31, 2004)

Yen

Unappropriated retained earnings	198,864,024,613
Reversal of special reserve	2,396,409
Total	198,866,421,022
Allocation :	
Cash dividends	9,357,911,150 (70.00 yen per share)
Directors' bonuses	170,000,000
General reserve	100,000,000,000
Retained earnings carry forward	89,338,509,872

Note: The Company paid 9,358,075,510 yen (70 yen per share) as interim dividend on December 10, 2003.

(Summary Translation)
File No. 82-2544

BOARD OF DIRECTORS & AUDITORS (As of June 29, 2004)

Position	Name	Major responsibility
Chairman (Representative Director)	Atsushi Asada	
President (Representative Director)	Satoru Iwata	
Senior Managing Director (Representative Director)	Yoshihiro Mori	General Manager, Corporate Analysis & Administration Division
	Shinji Hatano	General Manager, Marketing Division
	Genyo Takeda	General Manager, Integrated Research & Development Division
	Shigeru Miyamoto	General Manager, Entertainment Analysis &Development Division
	Nobuo Nagai	General Manager, Research & Engineering Division
Managing Director	Masaharu Matsumoto	General Manager, Finance & Information Systems Division
	Eiichi Suzuki	General Manager, General Affairs Division
Director	Kazuo Kawahara	General Manager, Tokyo Branch Office
	Tatsumi Kimishima	President, Nintendo of America Inc.
Director, Executive Adviser	Hiroshi Yamauchi	
Full-time Corporate Auditor	Ichiro Nakaji	
	Minoru Ueda	
Corporate Auditor	Yoshiro Kitano	Certified Public Accountant
	Katsuo Yamada	Certified Tax Accountant
	Naoki Mizutani	Lawyer & Patent Attorney

INDEPENDENT AUDITORS

ChuoAoyama Audit Corporation

Kyoto, Japan

(Summary Translation)
File No. 82-2544

INFORMATION TO SHAREHOLDERS

Fiscal year-end:	March 31
General Meeting of Shareholders:	Annual General Meeting: To be held every year in June Extraordinary General Meeting: To be held in case of necessity
Record date/ Year-end dividend:	March 31
Record date/ Interim dividend:	September 30
Stock trading unit:	100 shares
Transfer agent:	The Chuo Mitsui Trust and Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo
Transfer office:	Shoken Daikobu of The Chuo Mitsui Trust and Banking Company, Limited Osaka Branch 2-2-21, Kitahama, Chuo-ku, Osaka 541-0041 Phone: 06-6202-7361
Acceptance of transfer request:	All the domestic head office and branch offices of the Chuo Mitsui Trust and Banking Company, Limited. All the domestic branch offices and representative offices of Japan Securities Agent, Ltd.
Notice to the public:	Financial information for the Company's activity is published annually in the Nihon Keizai Shimbun.

URL where balance sheet and income statement are listed instead of them published as Financial Result Publication based on Paragraph 3 of Article 16 of "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations": http://www.nintendo.co.jp/kessan/index.html

(Summary translation)
File No. 82-2544

BALANCE SHEET AND INCOME STATEMENT

(listed on the company 's web site instead of them being published as Financial Result Public Announcement based on Paragraph 3 of Article 16 of "The Law Concerning Exceptional Measures to the Commercial Code with Respect to Auditing, etc. of Joint Stock Corporations")

Nintendo Co., Ltd.

(Summary translation)
File No. 82-2544

NON-CONSOLIDATED BALANCE SHEET (As of March 31, 2004)

Yen in millions

Description	Amount	Description	Amount
Assets		Liabilities	
Current assets:	748,664	Current liabilities:	86,345
Cash & cash equivalents	662,944	Notes payable	4,868
Notes receivable	562	Trade accounts payable	51,644
Trade accounts receivable	33,631	Other accounts payable	8,934
Finished products	10,456	Accrued income taxes	4,123
Raw materials	2,560	Advances received	542
Work in progress	135	Reserve for bonuses	1,712
Supplies	88	Other current liabilities	14,520
Deferred income taxes	16,965		
Other current assets	21,374	Non-current liabilities	3,784
Allowance for doubtful accounts	- 56		
		Non-current accounts payable	602
Fixed assets:	144,295	Reserve for employee retirement and severance benefits	1,472
(Property, plant & equipment)	(40,925)	Reserve for directors retirement and severance benefits	1,709
Buildings	14,294		
Structures	413		
Machinery & equipment	78	Total liabilities	90,129
Automobiles	31		
Furniture & fixtures	857		
Land	25,249	Shareholders' equity	
(Intangible assets)	(170)	Capital stock	10,065
Software	164	Additional paid-in capital	11,584
Other intangible assets	6	Capital reserve	11,584
		Retained earnings	861,429
(Investments & other assets)	(103,199)	Legal reserve	2,516
Investments in securities	51,600	Optional reserve	660,049
Equity in affiliates	29,369	Special reserve	49
Investments in affiliates	10,419	General reserve	660,000
Non-current receivable	3,374	Unappropriated	198,864
Deferred income taxes	10,989	Unrealized gains on other securities	6,650
Other assets	780	Treasury stock, at cost	- 86,898
Allowance for doubtful accounts	- 3,334		
		Total shareholders' equity	802,830
Total	892,960	Total	892,960

(Summary translation)
File No. 82-2544

NON-CONSOLIDATED STATEMENT OF INCOME (Year ended March 31, 2004)

Yen in millions

Description	Amount	
Net sales		360,961
Cost of sales		227,826
Gross margin		133,134
Selling, general & administrative expenses		40,601
Operating income		92,533
Other income		
Interest income	8,098	
Dividend income	514	
Other	1,065	9,678
Other expenses		
Sales discount	410	
Foreign exchange loss	69,718	
Other	388	70,517
Recurring profit		31,694
Extraordinary income		
Reversal of allowance for doubtful accounts	2,045	
Reversal of unrealized loss on investments in securities	63	
Gains on sales of fixed assets	2	2,110
Extraordinary losses		
Loss on disposal of fixed assets	65	
Unrealized loss on investments in securities	573	
Unrealized loss on investments in affiliates	5,196	5,835
Income before income taxes		27,968
Provision for income taxes and enterprise tax	6,095	
Income taxes deferred	5,853	11,948
Net income		16,020
Gains carried over from previous period		192,202
Loss on disposal of treasury stock		0
Interim dividend		9,358
Unappropriated retained earnings		198,864

Summary of Significant Accounting Policies

1. Valuation method of securities:

(1) Held-to-maturity bonds	Amortized cost method (by straight-line method)
(2) Investments in subsidiaries and affiliates	Cost, determined by the moving average method
(3) Other securities	
Marketable other securities	Market price method, based on the market value at balance sheet date (Losses are charged to income, and unrealized gains, net of tax are charged to shareholders' equity.)
Non-marketable other securities	Cost, determined by the moving average method
2. Derivatives:	Market price method
3. Valuation method of inventories:	Lower of cost, determined by the moving average method, or market
4. Method of depreciation of fixed assets:	
(1) Tangible assets	Declining balance method (Some equipment is depreciated over economic useful lives.) Buildings (exclusive of structures) acquired on or after April 1,1998 are depreciated using the straight-line method. Estimated useful lives of the principal assets are as follows: Buildings and structures: 3 to 60 years
(2) Intangible assets	Straight-line method As for software for the in-house use, straight-line method based on usable period (mainly five years) is applied.

5. Translation basis of assets and/or liabilities denominated in foreign currencies:
   Receivables and/or payables denominated in foreign currencies are translated into Japanese yen by the spot exchange rates at the end of the fiscal year. Exchange gains or losses are charged to income.

6. Provisions of allowances:

(1) Allowance for doubtful accounts

The allowance for general accounts receivables is calculated with actual percentage of credit losses to provide against losses on bad debts, as well as calculating the allowance for each doubtful account with an estimated amount of probable bad debts.

(2) Reserve for bonuses

The Company is calculating the reserve for bonuses with estimated prorated amounts to be paid.

(3) Reserve for employee retirement and severance benefits

The reserve for employee retirement and severance benefits is calculated with actuarially calculated amounts at the end of the accounting period, on the basis of the cost of retirement benefits and plan assets at the end of the fiscal year.

Prior service cost and actuarial calculation difference is processed collectively in the accrued year.

(4) Reserve for directors retirement and severance benefits

The reserve for directors retirement and severance benefits is calculated with estimated amounts to be paid at the year-end, based on the Company's internal rules.

7. Consumption tax:

Consumption tax is excluded from all items in the Statement of Income

8. Impairment on Fixed assets:

The Company adopted the Financial Accounting Standard on Impairment on Fixed Assets ("Views on Establishment of Accounting Standards for Impairment on Fixed Assets," issued by the Business Accounting Council on August 9, 2002) and its application guidelines No.6 issued on October 31, 2003. As these Accounting Standards may be applied to financial statements from the accounting year ending March 31, 2004, we are applying the standards and the guidelines from the year under review. Upon adopting these accounting standards, impairment losses are included in "Other" of Other expenses, and the effect on Recurring profit and Income before income taxes is minor.

Notes to Balance sheet:

1. Receivables and payables to subsidiaries	
Short-term receivables from subsidiaries:	32,189 million yen
Long-term receivables from subsidiaries:	3,291 million yen
Short-term payables to subsidiaries:	1,249 million yen
2. Accumulated depreciation of tangible fixed assets:	23,540 million yen
3. Guarantee obligation:	462 million yen
4. Total amount of assets stipulated in Commercial Code, Enforcement Rule Article 124, Provision 3:	6,502 million yen

Notes to Income statement

1. Transactions with subsidiaries

Sales:	226,387 million yen
Purchases:	6,127 million yen
Turnover with subsidiaries other than sales and purchases:	1,001 million yen

2. Net income per share for the period: (from April 1, 2003 to March 31, 2004)	118.52 yen

(Summary translation)
File No. 82-2544

(June 30, 2004)

Nintendo Co., Ltd.

ANNUAL SECURITIES REPORT FOR FISCAL YEAR ENDED MARCH 31, 2004

Cover letter addressed to Kanto Finance Bureau